UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

Commission File Number 0-51005

PANTHERA EXPLORATION INC.

Translation of registrant’s name into English

#709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F       X

 Form 40-F   ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                           No       X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

SUBMITTED HEREWITH

Exhibits

99.1	Notice of Meeting and Record Date

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PANTHERA EXPLORATION INC.

(Registrant)

By:

/s/ Bruce Winfield

Bruce Winfield

President and Chief Executive Officer

Date: May 10, 2010

EXHIBIT 99.1

510 Burrard St, 3rd Floor

Vancouver BC, V6C 3B9

Date: 26/04/2010

To: All Canadian Securities Regulatory Authorities

Subject: PANTHERA EXPLORATION INC.

Dear Sirs:

 Meeting Date :  24/06/2010

 Meeting Location (if available) :  Terminal City Club

709 - 837 West Hastings Street

Vancouver BC V6C 3N6

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	21/05/2010
Record Date for Voting (if applicable) :	21/05/2010
Beneficial Ownership Determination Date:	21/05/2010

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON	69867E106	CA69867E1060

Sincerely,

Computershare Trust Company of Canada /

Computershare Investor Services Inc.

Agent for PANTHERA EXPLORATION INC.